Exhibit 99.1

FOR IMMEDIATE RELEASE - March 31, 2010 - DENVER, COLORADO - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES UPDATES

Petroflow Energy Ltd. (“Petroflow” or the “Company”) today announced that it will not meet the March 31 deadline for filing the Company’s audited financials for the years ended December 31, 2009 and 2008 and accompanying management discussion and analysis or the Annual Information Form with securities regulators in Canada. The reasons for the Company's inability to meet the filing deadline are that it has recently changed its auditors (as disclosed by press release February 5, 2010), and it has taken more time than was anticipated to assure that the financial disclosure meets the required standards, such that certifications respecting the annual filings can be made as required by Canadian law.

The Company currently plans to complete all of its annual filings in Canada by April 9, 2010.  The Company's failure to file the required continuous disclosure documents by March 31, 2010 may result in securities commissions in Canada imposing an Issuer Cease Trade Order.

In its press release of December 16, 2009, Petroflow announced that Enterra Energy Trust ("Enterra") had issued a Notice of Termination to North American Petroleum Corporation USA, a wholly owned subsidiary of Petroflow, alleging a default under the Farmout Agreement dated March 1, 2006.  As a result of Petroflow not making payments to Enterra under the Farmout Agreement, Enterra has placed liens against the producing wells drilled under the Farmout Agreement.  The third party purchasers of production from the liened wells are withholding revenues, as a result of the filing of the liens.  Revenues of approximately $2 million per month are being withheld from Petroflow.

On February 23, 2010 Petroflow announced that it had entered into a forbearance agreement with its banking syndicate.  The forbearance period ended March 7, 2010 provided that, if Petroflow had entered into a purchase and sale agreement to sell its Oklahoma oil and gas properties by March 7, then the forbearance period was extended to May 1, 2010.  The March 7, 2010 deadline has passed and no purchase and sale agreement has been executed.  Under the forbearance agreement and other loan agreements with Petroflow, the banking syndicate has exercised its right to take operational control of Petroflow’s primary operating accounts.

 Petroflow continues to work with its banking syndicate on its financial condition under the current forbearance agreement.  The Company has dissolved all of its hedge positions resulting in approximately a $4.75 million gain, which has been repaid to the banking syndicate, reducing the outstanding senior debt to the syndicate of approximately $98.75 million.  However, there are no assurances that the Company will be able to continue as a going concern.

Forward-Looking Statements

This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the ability of the Company to restructure its debt and complete its strategic alternatives, the ability of the Company to meets its continuous disclosure requirements within specified time limits and our continued operation of the Company. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and factors include, but are not limited to, the potential adverse impact of continuing defaults under the Credit Agreement with our banking syndicate, the Company’s ability to raise additional equity, commodity prices and the difficulty in retaining key personnel to carry on the Company’s oil and gas operations. Additional information on these and other factors, which could affect Petroflow's operations or financial results, are included in Petroflow's reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

For further information, please contact:
Petroflow Energy Ltd.	Petroflow Energy Ltd.
Kyle R. Miller, CEO	Tucker Franciscus, Interim CFO
303-296-7070	303-296-7070
www.petroflowenergy.com	www.petroflowenergy.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.